PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 18, 1997)

              4,000,000 TRUST CONVERTIBLE PREFERRED SECURITIES
                          MCKESSON FINANCING TRUST
                 5% TRUST CONVERTIBLE PREFERRED SECURITIES
        (LIQUIDATION AMOUNT $50 PER CONVERTIBLE PREFERRED SECURITY)
               GUARANTEED TO THE EXTENT SET FORTH HEREIN BY,
                             MCKESSON HBO, INC.
                              ________________


      This prospectus supplement supplements and amends the prospectus dated June 18, 1997, relating to the 5% Trust Convertible Preferred Securities of McKesson Financing Trust, a statutory business trust formed under the laws of the State of Delaware and a subsidiary of McKesson HBOC, Inc. ("McKessonHBOC"). The Convertible Preferred Securities represent preferred undivided beneficial interests in the assets of McKesson Financing Trust and the shares of McKessonHBOC common stock, par value $.01 per share, issuable upon conversion of the Convertible Preferred Securities.

      On January 12, 1999, McKesson Corporation and HBO & Company ("HBOC"), a leading healthcare information company, consummated their previously announced merger transaction. McKessonHBOC began operations on January 13, 1999, at its corporate headquarters located in San Francisco, California. Common shares of McKessonHBOC continue to trade on the New York Stock Exchange under the symbol "MCK." The merger of the two companies will be accounted for as a pooling of interests. McKessonHBOC has a fiscal year end of March 31. The quarter ending March 31, 1999, will be McKessonHBOC's first quarter of combined financial results and will include a charge for merger-related costs. For the quarter ended December 31, 1998, McKessonHBOC reported separate financial results for McKesson Corporation and HBOC, respectively, on January 25, 1999.

      Charles W. McCall, formerly president and chief executive officer of HBOC, has become chairman of McKessonHBOC's board of directors, and Mark A. Pulido, formerly president and chief executive officer of McKesson Corporation, has become president and chief executive officer of McKessonHBOC. McKessonHBOC's board of directors consists of twelve members, which includes six members from the former McKesson Corporation board and six members from the former HBOC board.

                                                   (continued on next page)

CONSIDER CAREFULLY THE RISK FACTORS ABOVE AND BEGINNING ON PAGE 6 IN THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated January 28, 1999.




      The table on pages 56 through 58 of the Prospectus, which sets forth information with respect to the Selling Holders (as defined in the Prospectus) and the respective amounts of Convertible Preferred Securities beneficially owned by each Selling Holder that may be offered pursuant to the Prospectus (as supplemented and amended), is hereby amended (i) by the deletion of items 1, 4, 9, 34 and 54, respectively, of that table and the substitution therefor of the following, and (ii) by the addition of items 95 and 96 to that table as follows:

                                  Convertible Preferred                            Convertible Preferred
                                  Securities Owned                                 Securities Owned
                                  Prior to Offering        Number of               After Offering
                                  ---------------------    Convertible Preferred   ---------------------
"Selling Holder                   Number        Percent    Securities Offered      Number        Percent
---------------                   ------        -------    ---------------------   ------        -------

1.  Fidelity Hastings Street      61,400         1.54%          61,400                 0          0.00%
    Trust: Fidelity Fund(1)

4.  New York Life Insurance       65,000         1.62%          33,000            32,000          0.80%
    Company

9.  Fidelity Financial Trust:      6,900         0.18%           6,900                 0          0.00%
    Fidelity Convertible
    Securities Fund (1)

34. Fidelity Management Trust      2,200         0.06%           2,200                 0          0.00%
    Company (4)

54. Fidelity Advisor Series I:     3,600         0.09%           3,600                 0          0.00%
    Fidelity Advisor Growth
    & Income Fund (1)

95. Warburg Dillon Read LLC       12,500         0.31%          12,500                 0          0.00%

96. Annuity Board of the          11,000         0.28%          11,000                 0          0.00%
    Southern Baptist
    Convention

-------------------

    (1) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. As of January 22, 1999, funds and accounts advised by FMR beneficially owned 7,707,364 shares (approximately 7.7%) of the McKessonHBOC Common Stock issued and outstanding.

    (4) Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended."

      The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Convertible Preferred Securities and McKessonHBOC Common Stock issuable upon conversion of the Convertible Preferred Securities. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)".